Dated     25 June 2017

HIRSCHMANN CAR COMMUNICATION-GROUP

SALE AND PURCHASE AGREEMENT

Contents
Clause                                                Page
1    Definitions                                        3
2    Sale and Purchase of Shares                                8
3    Sale of Shareholder Loan                                9
4    Purchase Price; Preliminary Purchase Price                        9
5    Loan Agreement for Settlement of IC Accounts                        11
6    Conditions Precedent                                    11
7    Closing                                            12
8    Rescission Rights                                    14
9    Determination of Final Shares Purchase Price                        14
10    Sellers' Representations                                16
11    Remedies for Breach of Sellers' Representations                        17
12    Taxes                                            20
13    Purchaser’s Representations; Remedies                            27
14    Anti Trust Filings                                    28
15    Covenants                                        30
16    Guarantee                                        36
17    Access to Documents                                    36
18    Joint Statement                                        36
19    Confidentiality                                        37
20    Costs and Taxes                                    37
21    Non-Compete and Non-Solicitation                            37
22    Sellers' Liability                                        39
23    Notices                                            39
24    Applicable Law; Arbitration                                40
25    Other Provisions                                    41

THIS AGREEMENT is dated 25 June 2017 and is made between:

(1)	Voxx International (Germany) GmbH with its business seat at Pulheim (Germany) and registered with the commercial register at the local court of Cologne under HRB 75918 (the Seller 1);

(2)	Voxx International Corporation with its business seat at Orlando, Florida (USA) and registered in the State of Delaware (USA) (the Seller 2, and together with the Seller 1 the Sellers);

(3)	Tyco Electronics Germany Holdings GmbH with its business seat at Bensheim and registered with the commercial register at the local court of Darmstadt under HRB 86154 (the Purchaser);
Sellers and Purchaser also each individually a Party and collectively the Parties;
and

(4)	Tyco Electronics Group S.A. with its business seat at Luxembourg and registered with the Luxembourg trade and companies register under number B123549 (the Guarantor).

WHEREAS

(A)
Car Communication Holding GmbH with its seat in Neckartenzlingen/Germany (the Company) is a company with limited liability (Gesellschaft mit beschränkter Haftung) duly existing in accordance with German law and registered with the commercial register of the local court of Stuttgart under HRB 723 556. The Company is the sole (direct and indirect) shareholder of companies (the Subsidiaries) as described in Schedule 1.

(B)	The Seller 1 is the sole owner of all shares in the Company's share capital in the aggregate nominal amount of EUR 54,700.00 (collectively the Shares).

(C)
The Seller 2 is the sole shareholder of the Seller 1 and has granted a shareholder loan in the outstanding principal amount of EUR 4,788,211.98 to the Company, with an accruing interest rate of 8.5 % p.a. (the Shareholder Loan).

(D)
The Purchaser with its seat in Bensheim is a limited liability company duly existing in accordance with German law and registered with the commercial register at the local court of Darmstadt under HRB 86154.

(E)
The Guarantor with its seat in Luxembourg is a public limited liability company duly existing in accordance with Luxembourg law and registered with the Luxembourg trade and companies register under number B123549. The Guarantor is the sole shareholder of the Purchaser.

(F)	The Parties intend that

•	the Seller 1 sells to the Purchaser, and the Purchaser purchases from the Seller 1, the Shares; and

•	the Seller 2 sells to the Purchaser, and the Purchaser purchases from the Seller 2, the Shareholder Loan
(such sales and transfers collectively the Transaction) subject to and in accordance with the provisions set forth in this sale and purchase agreement (the Agreement). The Transaction shall take economic effect amongst the Sellers and the Purchaser as well as the Guarantor as of the Closing Date (as defined below).

1	Definitions
AO means the German Tax Act (Abgabenordnung, AO)
Adjustment Amount shall have the meaning as set forth in clause 9.5
Affiliate means any entity controlled or under joint control as defined in clauses 15 et seqq. of the German Act on Stock Corporations (Aktiengesetz), as amended
Agreement shall have the meaning as set forth in Recital (F)
Annual Accounts 2017 shall have the meaning as set forth in clause 5.1 of Schedule 6
Annual Accounts HCC 2017 shall have the meaning as set forth in clause 5.2 of Schedule 6
BGB means German Civil Code (Bürgerliches Gesetzbuch, BGB)

Business Day means any day on which banks are open for business and money transfers in Frankfurt am Main, Germany
Cash means cash and cash equivalents (including all interest accrued thereon but excluding any cash provided by the Purchaser to Companies on or after Closing. For purposes of this definition, there shall be deducted from “cash”: (i) any cash equivalents that are not able to be converted into cash within 60 days of the Closing Date, and (iii) any cash to the extent it is not freely usable because it is subject to restrictions, limitations or taxes on use or distribution by law, contract or otherwise.
Closing shall have the meaning as set forth in clause 7.1
Closing Date shall have the meaning as set forth in clause 7.1
Closing Date Accounts means the unaudited consolidated financial statements of the Company as of the Closing Date
Closing Net Working Capital means the consolidated Net Working Capital of the Companies as per the Closing Date
Closing Working Capital Adjustment means (i) if the Closing Net Working Capital exceeds the Target Net Working Capital, the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital, which amount shall be expressed as a positive number; (ii) if the Closing Net Working Capital is less than the Target Net Working Capital, the amount, if any, by which the Target Net Working Capital exceeds the Closing Net Working Capital, which amount shall be expressed as a negative number, or (iii) if the Closing Net Working Capital is equal to the Target Net Working Capital, zero
Companies means collectively the Company and the Subsidiaries
Company shall have the meaning as set forth in Recital (A)
Company IC Debt Amount shall have the meaning as set forth in clause 5.1
Company IC Payables shall have the meaning as set forth in clause 5.1
Company Loan shall have the meaning as set forth in clause 5.2(b)
Competing Activity shall have the meaning as set forth in clause 21.2
Conditions Precedent shall have the meaning as set forth in clause 6.1
Enterprise Value shall have the meaning as set forth in clause 4.2 (a)
Estimated Closing Net Working Capital means the estimate of the management of the Company of what the consolidated Net Working Capital of the Companies will be at the Closing Date

Estimated Working Capital Adjustment means (i) if the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, the amount, if any, by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, which amount shall be expressed as a positive number; (ii) if the Estimated Closing Net Working Capital is less than the Target Net Working Capital, the amount, if any, by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital, which amount shall be expressed as a negative number, or (iii) if the Estimated Closing Net Working Capital is equal to the Target Net Working Capital, zero
EStG means the German Income Tax Act (Einkommenssteuergesetz, EStG)
Expert Arbitrator shall have the meaning as set forth in clause 9.4
Final Closing Date Accounts shall have the meaning as set forth in clause 9.3
Final Loan Purchase Price shall have the meaning as set forth in clause 9.6
Final Net Debt Balance shall have the meaning as set forth in clause 9.1 (b)
Final Purchase Price means the sum of the Final Shares Purchase Price and the Final Loan Purchase Price
Final Shares Purchase Price shall have the meaning as set forth in clause 4.1
Guarantor shall have the meaning as set forth in the Recitals
HCC shall have the meaning as set forth in clause 6.1 (e)
HCC IC Debt Amount shall have the meaning as set forth in clause 5.1
HCC IC Payables shall have the meaning as set forth in clause 5.1
HCC Loan shall have the meaning as set forth in clause 5.2(b)
HGB means the German Commercial Code (Handelsgesetzbuch, HGB)
Hirschmann Brand shall have the meaning as set forth in clause 15.8(c)(i)
Hirschmann’s OE Business shall have the meaning as set forth in clause 21.1
Indebtedness means, without duplication: (i) the principal amount of any indebtedness for borrowed money, any accrued interest, prepayment premiums and other change-of-control costs and penalties related thereto (in particular all fees and penalties mentioned in clause 15.5); (ii) any guaranty of the foregoing; (iii) any obligations from finance or capital leases or sale and lease back arrangements, deferred purchase price or any other arrangements the purpose of which is to borrow money; (iv) hedging obligations, recourse obligations on factored debts and obligations under other derivative instruments; (v) bonuses payable in relation to the Transaction as well as any employer-related Taxes or contribution related thereto, or any amounts payable in connection with the VOXX International Corporation Supplemental Executive Retirement Plan; and (vi) service and management fees payable to any of the Sellers or their Affiliates
IP-Rights shall have the meaning as set forth in clause 10.1 of Schedule 6
Key Employees shall have the meaning as set forth in clause 15.1 (k)
KStG means the German Corporate Income Tax Act (Körperschaftssteuergesetz, KStG)
Loan Adjustment Amount shall have the meaning as set forth in clause 9.6
Loan Agreement shall have the meaning as set forth in clause 5.2
Losses shall have the meaning as set forth in clause 15.4 (c)
Material Agreement shall have the meaning as set forth in clause 9.3 of Schedule 6
Net Debt Balance means the total consolidated Indebtedness of the Companies minus the total consolidated Cash of the Companies and determined in accordance with the accounting principles in Schedule 16. Schedule 2 contains a sample calculation for the Net Debt Balance.
Net Working Capital means the consolidated total current assets of the Companies minus the consolidated current liabilities of the Companies, determined in accordance with the accounting principles in Schedule 16. Schedule 2 contains a sample calculation for the Net Working Capital.
Party/Parties shall have the meaning as set forth in the Recitals
PLTA shall have the meaning as set forth in clause 15.4
PLTA Financial Statements shall have the meaning as set forth in clause 15.4 (a)
Pre Closing Date Period shall have the meaning as set forth in clause 12.2 (a)
Preliminary Loan Purchase Price shall have the meaning as set forth in clause 4.3
Preliminary Net Debt Balance shall have the meaning as set forth in clause 4.2 (b)
Preliminary Purchase Price shall have the meaning as set forth in clause 4.3
Preliminary Shares Purchase Price shall have the meaning as set forth in clause 4.2
Profits shall have the meaning as set forth in clause 15.4
Purchaser shall have the meaning as set forth in the Recitals
Release Letter shall have the meaning as set forth in clause 5.3

Relevant Tax Matter shall have the meaning as set forth in clause 12.4 (b)
Seller 1 shall have the meaning as set forth in the Recitals
Seller 2 shall have the meaning as set forth in the Recitals
Seller's Account shall have the meaning as set forth in clause 4.5
Seller's Knowledge means the actual knowledge (positive Kenntnis) of Ludwig Geis, Dr. Cornelia Ballwießer, Dr. Dirk Wendt, Gerhard Over, Heinz-Hermann Tiben, Dr. Klaus Breining, Peter Inzenhofer and/or the managing directors of the Seller 1 after due inquiry with the managing directors of the Company and HCC in respect of relevant facts or circumstances
Shares shall have the meaning as set forth in Recital (B)
Shareholder Loan shall have the meaning as set forth in Recital (C)
Signing Date means the day on which this Agreement has been recorded as a notarial deed
Subordination Agreement shall have the meaning as set forth in clause 5.3;
Subsidiaries shall have the meaning as set forth in Recital (A)
Target Net Working Capital means EUR 25,032,000 (in words: Euro twenty-five million and thirty-two thousand
Tax means any public imposition and public levies of any kind whatsoever, including but not limited to taxes (Steuern) in the meaning of Sec. 3 para. 1 through 3 AO, duties (Abgaben), public contributions (Beiträge, Gebühren), customs duties (Zölle), excise, and any other similar imposition, social security contributions (Sozialversicherungsbeiträge), repayment of investment grants (Investitionszuschüsse and -zulagen), repayment of subsidies (Beihilfen), de grouping and similar charges (in each case including equivalent impositions under the laws of any other jurisdiction, and irrespective of whether (i) owed as a primary liability (Steuerschuld) or as a secondary liability (Haftungsschuld), (ii) assessed, to be withheld or payable by law, or (iii) owed pursuant to a tax indemnification obligation (Steuerumlagen) or business, share sales and reorganization agreements), together with any interest or penalty including but not limited to any ancillary charges (steuerliche Nebenleistungen) within the meaning of section 3 para. 4 of the German Tax Code (AO) and equivalent impositions under the laws of any jurisdiction. For the avoidance of doubt: deferred taxes (latente Steuern) for accounting purposes, the increase, reduction or forfeiture of Tax Losses and similar notional tax losses that are no cash cost are not Taxes within the meaning of this definition
Tax Authority means any governmental authority in charge of imposing any Tax
Tax Benefit shall have the meaning as set forth in clause 12.2 (d)
Tax Indemnity Claim shall have the meaning as set forth in clause 12.2 (a)

Tax Litigation shall have the meaning as set forth in clause 12.4 (d)
Tax Losses shall have the meaning as set forth in clause 12.2 a (iv)
Tax Returns shall have the meaning as set forth in clause 12.4 (a)
Transaction shall have the meaning as set forth in Recital (F)
VoxxHirschmann Brand shall have the meaning as set forth in clause 15.8 (a)
Voxx’s OE Business shall have the meaning as set forth in clause 21.1

2	Sale and Purchase of Shares
Subject to the terms set forth in this Agreement, the Seller 1 hereby sells (verkauft) the Shares to the Purchaser, and the Purchaser hereby purchases (kauft) the Shares from the Seller 1.

2.1	The Seller 1 shall assign and transfer (abtreten) with effect in rem (mit dinglicher Wirkung) the Shares to the Purchaser on the Closing Date in accordance with clause 7.2 (f) hereinafter.

2.2
The sale and purchase of the Shares shall occur with economic effect as of the Closing Date together with any and all rights pertaining to the Shares, including the right to receive dividends for periods as from the Closing Date and undistributed dividends for prior periods.

2.3
The Seller 1, waiving all requirements as to form and notice as prescribed by law and the articles of association of the Company with regard to the calling and conducting of a shareholders’ meeting, hereby grants its consent to the sale and transfer of the Shares as set forth herein by way of a shareholders' resolution.

3	Sale of Shareholder Loan

3.1
Subject to the terms set forth in this Agreement, the Seller 2 hereby sells (verkauft) the Shareholder Loan to the Purchaser, and the Purchaser hereby purchases (kauft) the Shareholder Loan from the Seller 2.

3.2
The Seller 2 and the Purchaser agree that the Shareholder Loan sold and purchased hereunder is not assigned (abgetreten) by virtue of this Agreement but will be assigned (abgetreten) with effect in rem (mit dinglicher Wirkung) on the Closing Date by means of a separate assignment agreement in accordance with clause 7.2 (g) hereinafter.

3.3
The sale and purchase of the Shareholder Loan shall occur with economic effect as of the Closing Date together with any and all rights pertaining to the Shareholder Loan, including the right to receive interest for periods as from the Closing Date.

4	Purchase Price; Preliminary Purchase Price

4.1
The purchase price to be paid by the Purchaser to the Seller 1 for the Shares shall be the Preliminary Shares Purchase Price (as specified and defined in clause 4.2 below), adjusted as provided for in clause 9 below (such adjusted purchase price for the Shares the Final Shares Purchase Price).

4.2	The preliminary purchase price to be paid by the Purchaser to the Seller 1 for the Shares shall be:

(a)	EUR 148,500,000 (in words: Euro one hundred and forty-eight million and five hundred thousand) (the Enterprise Value);

(b)
minus any positive amount of Net Debt Balance as shown in the Sellers’ best estimate of what the Net Debt Balance will be at the Closing Date, calculated consistently with the definitions of Cash and of Indebtedness and Schedule 2, to be delivered in writing to the Purchaser at the latest 5 Business Days prior to the Closing Date(such Net Debt Balance the Preliminary Net Debt Balance) or plus any negative amount of Preliminary Net Debt Balance, as the case may be;

(c)
minus the amount of EUR 14,264,972.39 (in words: fourteen million two hundred and sixty four thousand nine hundred seventy two 39/100 Euro) to be paid by the Purchaser pursuant to clause 7.2 (c) at Closing;

(d)	plus any positive amount of Estimated Working Capital Adjustment or minus any negative amount of Estimated Working Capital Adjustment, as the case may be, each (b) and (d) as notified by the Seller 1 to the Purchaser no later than 5 Business Days prior to the Closing Date (the aggregate amount of (a), (b), (c) and (d) the Preliminary Shares Purchase Price). For the determination of the Preliminary Net Debt Balance and the Estimated Working Capital Adjustment, the respective amounts may only be taken into account once. For the avoidance of doubt, when determining the Preliminary Net Debt Balance (i) the principal amount of the Shareholder Loan as per Recital (C) plus accrued interest until and including the Closing Date shall be taken into account as a liability and (ii) clause 15.4 (d) shall apply. A sample calculation on the basis of the according numbers for the financial year ending 28 February 2017 is attached hereto as Schedule 2.

4.3
The purchase price to be paid by the Purchaser to the Seller 2 for the Shareholder Loan shall amount to the principal amount of the Shareholder Loan as per Recital (C) plus accrued interest until and including the Closing Date as notified by the Seller 2 to the Purchaser no later than 5 Business Days prior to the Closing Date (the Preliminary Loan Purchase Price). The Preliminary Loan Purchase Price and the Preliminary Shares Purchase Price shall collectively be referred to as the Preliminary Purchase Price.

4.4
The Preliminary Purchase Price is a net amount excluding VAT. The Parties assume that no VAT will be payable. The Sellers shall not opt for VAT according to Sec. 9 para 1 German VAT Act or a similar provision under foreign laws.

4.5
The Preliminary Purchase Price shall be paid in full at the Closing in Euro by way of wire transfer - to be credited on the same day - free of any costs and fees into the bank account of Seller 1 at Commerzbank AG (IBAN: DE28 3704 0044 0300 7143 00; BIC: COBADEFFXXX) or any other account notified by the Sellers to the Purchaser in writing at least three Business Days prior to the Closing Date (the Seller's Account). The Sellers may also notify up to three (3) accounts to the Purchaser (and all such accounts together shall then be deemed the Seller’s Account), provided that Sellers (i) determine for each one of those accounts which portion of the Preliminary Purchase Price shall be paid onto such account and (ii) provide reasonably in advance the identity of account owner and wire instructions for those accounts. For the avoidance of doubt, Seller 2 herewith acknowledges that such payment onto the Seller’s Account shall have fulfilment effect also with respect to Purchaser’s obligation to pay the Preliminary Loan Purchase Price to Seller 2.

4.6
In any case of a default on payment (Zahlungsverzug), the Preliminary Purchase Price shall bear default interest at the rate of twelve per cent (12%) p.a. during the default period. Interest shall be calculated on the basis of actual days elapsed and a calendar year of 360 days and shall be paid together with the outstanding Preliminary Purchase Price in Euro by way of wire transfer free of any costs and fees into the Seller's Account.

4.7	Any of the Purchaser’s rights to set-off (aufrechnen) and/or to withhold (zurückbehalten) any payments due under this Agreement is hereby expressly waived and excluded.

5	Loan Agreement for Settlement of IC Accounts / Release Letter

5.1
As of 28 February 2017, (i) HCC owes intercompany loan payables in the total amount of EUR 6,054,163.96 (in words: six million fifty four thousand one hundred and sixty three 96/100 Euro) (the HCC IC Debt Amount) to the Company (the HCC IC Payables) and (ii) the Company owes intercompany loan payables in the total amount of EUR 14,264,972.39 (in words: fourteen million two hundred and sixty four thousand nine hundred seventy two 39/100 Euro) (the Company IC Debt Amount) to Seller 1 (the Company IC Payables).

5.2
The Parties shall procure that on or prior to the Closing, the Company and HCC as borrower enter into a loan agreement on the basis of a draft provided by the Purchaser (the Loan Agreement) with the following key terms:

(a)	Purchaser grants a loan as of Closing to HCC in the nominal amount equal to the HCC IC Debt Amount for the purpose of repaying the HCC IC Payables (the HCC Loan).

(b)
Purchaser grants a loan as of Closing to the Company in the nominal amount equal to EUR 8,210,808.43 (in words: eight million two hundred and ten thousand eight hundred and eight 43/100 Euro) (which is the Company IC Debt Amount minus the HCC IC Debt Amount) for the purpose of repaying the Company IC Payables (the Company Loan).

(c)	Other terms as reasonably suggested by Purchaser.

5.3
With respect to the Shareholder Loan, the Seller 2 and the Company have entered into a sub-ordination agreement (Rangrücktritts- und Belassungserklärung) with Baden-Württembergische Bank dated 26 November 2014 (Subordination Agreement) according to which Seller 2 is inter alia obliged not to transfer or encumber the Shareholder Loan and the Company is obliged not to allow any encumbrance or transfer of the Shareholder Loan. Seller 2 shall take all necessary measures to procure that Baden-Württembergische Bank releases Seller 2 and the Company from its obligations under the Subordination Agreement with effect on or prior to the Closing by way of a release letter (Release Letter).

6	Conditions Precedent

6.1	The Parties' obligations to carry out the actions for Closing as set forth in clause 7.2 shall be subject to the following conditions to Closing (the Conditions Precedent) being satisfied:

(a)
merger control clearance of the Transaction from the German Federal Cartel Office, the Austrian Competition Authorities (Federal Competition Authority, Federal Cartel Prosecutor, Cartel Court) and the Hungarian Competition Authority or any other authorities to which the merger envisaged by the Transaction is notified, or respective notice that the merger envisaged by the Transaction does not fulfil the criteria for prohibition has been obtained;

(b)
receipt by Purchaser of the Sellers’ best estimate of the Net Debt Balance of the Closing Date pursuant to clause 4.2 (b) and the Estimated Closing Net Working Capital and the resulting calculation of the Preliminary Shares Purchase Price by the Seller 1 in accordance with clause 4.2;

(c)	receipt by the Purchaser of the calculation of the Preliminary Loan Purchase Price by the Seller 2 in accordance with clause 4.3;

(d)	the articles of association of the Company have been amended to create a shortened fiscal year (Rumpfgeschäftsjahr) of the Company ending at the end of the Closing Date, and such amendment of the Company’s articles of association has been duly registered with the Company’s commercial register and the competent Tax Authority has approved the change of the fiscal year for tax purposes;

(e)
the articles of association of Hirschmann Car Communication GmbH (HCC) have been amended to create a shortened fiscal year (Rumpfgeschäftsjahr) of HCC ending at the end of the Closing Date, and such amendment of HCC’s articles of association has been duly registered with HCC’s commercial register and the competent Tax Authority has approved the change of the fiscal year for tax purposes; and

(f)	receipt by the Purchaser of the Release Letter or a certified copy thereof.

6.2
The Parties shall inform each other in writing without delay (unverzüglich) as soon as any of the Conditions Precedent has been satisfied or events or circumstances arise which may prevent any of the Conditions Precedent to be fulfilled.

6.3
The Condition Precedent under clause 6.1 (f) may be waived by the Purchaser (in whole or in part) by written notice to the Sellers. No other Conditions Precedent may be unilaterally waived by either Party.

7	Closing

7.1	The consummation of the Transaction (the Closing) shall take place

(a)
at the offices of Norton Rose Fulbright LLP, Taunustor 1 (TaunusTurm), 60310 Frankfurt, Germany on the last Business Day of the month in which the last of the Conditions Precedent has been fulfilled or waived, provided that if the last of the Conditions Precedent has been fulfilled or waived less than five Business Days before the last Business Day of the month, Closing shall take place on the last Business Day of the following month; or

(b)	at any other time or place on which the Parties may mutually agree in writing;
the end of the last day of the month in which the Closing takes place shall be the Closing Date.

7.2
At the Closing, the Parties shall simultaneously (Zug um Zug) execute and deliver the following documents or cause such documents to be executed and delivered and take the following actions or cause such actions to be taken simultaneously:

(a)
The Seller 1 shall deliver to the Purchaser duly executed resignation letters, effective on or before the Closing Date, of those members of the supervisory board, advisory board or any other board of any of the Companies who act as representatives of the Sellers or any of its Affiliates and who are listed in Schedule 17.

(b)	The Purchaser shall pay the Preliminary Purchase Price as notified in accordance with clause 4.5 to the Seller's Account.

(c)	The Purchaser shall disburse the Company Loan and the HCC Loan under the Loan Agreement by way of payment of the HCC IC Debt Amount to HCC and of the Company Loan to the Company.

(d)	The Parties procure that HCC shall settle the HCC IC Payables by way of payment of the HCC IC Debt Amount to the Company.

(e)	The Parties further procure that the Company shall settle the Company IC Payables by way of payment of the Company IC Debt Amount to Seller 1.

(f)
The Seller 1 shall assign (abtreten), effective as of the Closing Date at midnight (Mitternachtsgeschäft), the Shares to the Purchaser by way of a separate transfer deed substantially as set forth in Schedule 3.

(g)	The Seller 2 shall assign (abtreten), effective as of the Closing Date, the Shareholder Loan to the Purchaser by way of a separate assignment agreement substantially as set forth in Schedule 4.

(h)
The Seller 1 shall terminate the profit and loss transfer agreement between the Seller 1 on the one hand and the Company on the other hand dated 14 September 2012 with effect as of the end of the Closing Date.

8	Rescission Rights

8.1
In the event that one or several of the Conditions Precedent has or have not been satisfied within 90 calendar days after the Signing Date at the latest, each of the Parties shall be entitled to rescind from this Agreement (Rücktritt vom Vertrag) by written notice to the respective other Party with a copy to the acting notary provided that (i) the Sellers may exercise such right to rescind only jointly and (ii) such rescission may not be sought by a Party if the non-occurrence of the Closing is due to a grossly negligent or intentional (grob fahrlässig oder vorsätzlich) failure of such Party to comply with its respective obligations under this Agreement.

8.2
In the event that the Transaction should not have been authorized by the competent cartel authorities specified in clause 6.1 (a) within a period of 50 calendar days after the notification has been filed, then the rescission right granted in clause 8.1 shall arise only in the event that Closing has not occurred within six (6) months after Signing Date.

8.3
If this Agreement is rescinded in accordance with this clause 8, this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that the provisions as set forth in this clause 8, clause 16 (Guarantee), clause 19 (Confidentiality), clause 20 (Costs and Taxes), clause 23 (Notices), clause 24 (Applicable Law; Arbitration) and clause 25 (Other Provisions) shall remain in full force and effect.

8.4
Upon rescission, any of the Parties' claims shall be excluded as far as this is legally permissible except that Purchaser shall be liable for the Sellers' damages arising from the non-occurrence of Closing due to non-fulfilment of the Closing Condition specified in clause 6.1 (a) if the Purchaser has grossly negligently or intentionally (grob fahrlässig oder vorsätzlich) failed to duly and timely provide correct and complete information to the EU Commission, the German Federal Cartel Office or any other authorities to which the merger envisaged by the Transaction is notified.

9	Determination of Final Shares Purchase Price

9.1	The Final Shares Purchase Price shall be equal to

(a)	the Enterprise Value;

(b)	minus any positive amount of Net Debt Balance as of the Closing Date (the Final Net Debt Balance) or plus any negative amount of Final Net Debt Balance, as the case may be;

(c)
minus the amount of EUR 14,264,972.39 (in words: fourteen million two hundred and sixty four thousand nine hundred seventy two 39/100 Euro) to be paid by the Purchaser pursuant to clause 7.2 (c) at Closing;

(d)	plus any positive amount of Closing Working Capital Adjustment or minus any negative amount of Closing Working Capital Adjustment, as the case may be.

9.2
For purposes of determination of the Final Net Debt Balance and the Closing Working Capital Adjustment, the Purchaser shall without delay, however in no event later than seventy-five (75) days after the Closing Date, cause the Company to prepare in accordance with US generally accepted accounting principles and, to the extent in line with US generally accepted accounting principles, consistent with the practice as reflected in Schedule 18, the Closing Date Accounts and to deliver them to the Parties together with a calculation of the Final Shares Purchase Price in accordance with clause 9.1. For the determination of the Final Net Debt Balance and the Closing Working Capital Adjustment, the numbers contained in the Closing Date Accounts (as amended pursuant to the provisions in clause 9.3 and/or 9.4 to be the Final Closing Date Accounts) shall be relevant. The calculation shall be made in accordance with the principles set forth in the last three sentences of clause 4.2.

9.3
If the Sellers do not object within thirty (30) Business Days after receipt of the Closing Date Accounts or confirm their agreement, those Closing Date Accounts shall be deemed to be approved as final and binding between the Parties. If and to the extent the Sellers do object and the Parties do not reach agreement within 20 (twenty) Business Days after such objections, all items in dispute shall, pursuant to clause 9.4, be referred to the Expert Arbitrator (as defined below) who shall decide on the issues with binding effect for the Parties (the accounts as deemed final or as decided upon by the Expert Arbitrator the Final Closing Date Accounts).

9.4
The expert arbitrator shall be a public accountant (Wirtschaftsprüfer) admitted to practice in Germany appointed jointly by the Sellers and the Purchaser. If an agreement on the appointment cannot be reached within ten (10) Business Days after the end of the 20 Business Day period referred to in clause 9.3, the Expert Arbitrator shall be appointed upon request of the Sellers and/or the Purchaser, as the case may be, by the President of the Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW) in Düsseldorf (such expert arbitrator so appointed the Expert Arbitrator).

The Expert Arbitrator shall be bound by those items which neither the Sellers nor the Purchaser have objected to or on which the Sellers and the Purchaser have agreed; in its decision on the points in dispute the Expert Arbitrator shall not go beyond the range of difference of opinions between the Sellers and the Purchaser on each individual item. The Expert Arbitrator shall give both the Sellers and the Purchaser an opportunity to present their position on the disputed items.
The Expert Arbitrator shall then amend the Closing Date Accounts to reflect (i) the adjustments, if any, on which the Sellers and the Purchaser have agreed and (ii) those adjustments which the Expert Arbitrator has decided in the absence of agreement between the Sellers and the Purchaser. The Closing Date Accounts so amended by the Expert Arbitrator shall, for purposes of this Agreement, be final and binding upon the Parties and be deemed the Final Closing Date Accounts.
All costs and expenses of the Expert Arbitrator and of the proceedings thereunder shall be advanced by the Sellers on the one hand and the Purchaser on the other hand in equal amounts. Each of the Sellers and Purchaser shall bear its own costs and the costs of its advisers and counsel, except to the extent that the Expert Arbitrator decides otherwise. The Expert Arbitrator may decide in its equitable discretion upon the final allocation of its costs and expenses as well as the costs and expenses of the proceedings hereunder between the Sellers and/or the Purchaser, including reasonable fees and expenses of the Sellers and the Purchaser and their advisers and counsel in these proceedings, taking into account the decision and the original positions and motions of the Sellers and the Purchaser and applying, mutatis mutandis, Sec. 91 et seq. of the German Civil Procedure Code (Zivilprozessordnung).

9.5
Any difference between the Preliminary Shares Purchase Price and the Final Shares Purchase Price (such difference amount the Adjustment Amount) plus interest at a rate of 5 % p.a. since the Closing Date until and including the date of payment shall, within ten (10) Business Days after the Final Closing Date Accounts have been delivered to the Parties, be payable by Purchaser to the Seller 1 (if the Final Shares Purchase Price is higher than the Preliminary Shares Purchase Price) or by the Seller 1 to the Purchaser (if the Final Shares Purchase Price is lower than the Preliminary Shares Purchase Price).

9.6
The Final Loan Purchase Price shall be the principal amount of the Shareholder Loan plus accrued interest until and including the Closing Date, both as shown in the Final Closing Date Accounts. Any difference between the Preliminary Loan Purchase Price and the Final Loan Purchase Price (such difference amount the Loan Adjustment Amount) plus interest at a rate of 5 % p.a. since the Closing Date until and including the date of payment shall, within ten (10) Business Days after the Final Closing Date Accounts have been delivered to the Parties, be payable by the Purchaser to the Seller 2 (if the Final Loan Purchase Price is higher than the Preliminary Loan Purchase Price) or by the Seller 2 to the Purchaser (if the Final Loan Purchase Price is lower than the Preliminary Loan Purchase Price).

10	Sellers' Representations

10.1
During the preparation of the Transaction the Parties have exchanged comprehensive information enabling the Purchaser to thoroughly evaluate the Companies and their business activities under commercial, financial, technical, organizational, environmental, tax and legal aspects. The Purchaser had numerous discussions with the Companies' management, as well as site visits to the facilities operated by the Companies. The Purchaser confirms to the Sellers that (i) the Purchaser or its respective employees, agents or professional advisors, in compliance with applicable antitrust laws, have had full access to all information and documents contained in the data room provided for the Purchaser’s information and as listed in Schedule 5, and (ii) the Purchaser has independently carried out such other reviews or investigations as the Purchaser may have considered necessary or appropriate, including the aforementioned information visits as the case may be. For documentation purposes the Parties have deposited with the recording notary a USB stick containing scanned copies of all documents that have been made available to the Purchaser prior to the Signing Date.

10.2
In addition to the Purchaser’s independent research and investigations, if any, the Sellers represent vis-à-vis the Purchaser by way of independent guarantees (Sec. 311 para. (1) BGB) the information as set forth in Schedule 6 to be true and correct as of the Signing Date or as of such other date as expressly referred to in the respective clause; provided, however, that any representation of Seller 2 is explicitly restricted to the information as set forth in clause 1 and 4 of Schedule 6. The scope and content of each of Sellers' representations contained in Schedule 6 as well as the Sellers' potential liability arising thereunder shall be exclusively defined by the provisions of this Agreement (in particular the limitations on Purchaser’s rights and remedies set forth in clause 11 below), which shall be an integral part of the Sellers' representations and none of the Sellers' representations shall be construed as a Seller's guarantee within the meaning of Sec. 443 and 444 BGB (Garantie für die Beschaffenheit der Sache).

11	Remedies for Breach of Sellers' Representations

11.1
If and to the extent a representation made pursuant to clause 10.2 proves to be incorrect, the relevant Seller shall be given the opportunity to restore the situation as described in the respective representation

(Naturalrestitution). If the relevant Seller does not establish such status within an adequate period of time and in no event later than three (3) months after receipt of a specified notice describing in detail the respective incorrectness, then the relevant Seller shall pay upon the Purchaser’s request to the respective company or, at the Purchaser’s choice, to the Purchaser, the amount required to compensate for damages which result from such incorrect representation. However, any liability of the Sellers for indirect, incidental or consequential damages (indirekte oder Folgeschäden), internal administration and overhead costs, lost profits (entgangener Gewinn) or lost business opportunities (entgangene Geschäftschancen) is hereby expressly excluded unless protection against such indirect, incidental or consequential damages, lost profits or lost business opportunities constitutes the actual intent and purpose (Sinn und Zweck) of any of the respective warranty or representation. Any compensation amount shall be computed net of any proven advantages and benefits (including avoided losses, tax benefits and savings and increases in the value of any asset owned by the Companies (Abzug neu für alt) resulting from the incorrect representation (Vorteilsanrechnung)).

11.2	Any liability of the Sellers shall also be excluded

(a)
if claims of the Purchaser or the facts on which such claims are based have been known by the Purchaser or have been fairly disclosed to the Purchaser (including its officers, employees, representatives, agents or advisors and including within the information listed in Schedule 5), prior to the Signing Date; or

(b)	if the matter to which the claim relates has been provided for in the Closing Date Accounts but only to the extent such provision has reduced the Final Shares Purchase Price; or

(c)
to the extent the amount of the claim can be recovered from an existing insurance or would have been recoverable under any insurance policy as existing at Closing if the insurance coverage had been continued without change (including reasonable increases in the ordinary course, consistent with past practice); or

(d)	to the extent the amount of the claim is recovered from any third party; or

(e)
to the extent the Purchaser or following Closing any of the Companies has participated in causing (mitverursacht) such Purchaser’s claim within the meaning of Sec. 254 para. (1) BGB or has failed to comply with its duty to mitigate damages pursuant to Sec. 254 para. (2) BGB; or

(f)
if any individual claim does not exceed EUR 100,000 (in words: one hundred thousand Euro) and to the extent the aggregate amount of all claims does not exceed 1.5 % of the Final Purchase Price, in which case only the amount exceeding the total sum of 1.5 % of the Final Purchase Price can be recovered (Freibetrag); or

(g)
to the extent any claims recoverable (whether individually or in the aggregate) amount (as far as a liability of Seller 1 is concerned) to more than 10% of the Final Shares Purchase Price and (as far as a liability of Seller 2, other than under clause 22, is concerned) to more than 10% of the Final Loan Purchase Price.

11.3	The limitations pursuant to clause 11.2 shall not apply to

(a)	claims in respect of guarantees made by each Seller in clause 1 through 4 of Schedule 6 with regard to the Shares and Shareholder Loan;

(b)	claims under clause 12.2 (Tax Indemnity) and/or

(c)	claims based on a Seller's fraud (Arglist) or willful misconduct (Vorsatz)
in which events the respective Seller shall be individually liable (Teilschuldnerschaft) for the full amount of the respective claims, but in any case limited to the Final Shares Purchase Price or the Final Loan Purchase Price attributable to the relevant Seller, as far as legally permissible.

11.4
The liability of the Sellers for claims raised by third parties against the Companies or the Purchaser (as the case may be) shall be excluded to the extent (i) the Purchaser has failed (x) to provide the Sellers with any and all information available insofar (including copies of all related correspondence), (y) to offer the Sellers adequate opportunity to participate, at Sellers' costs and expenses, in all proceedings necessary or appropriate to dispute and/or defend against such claims or (z) to duly defend against such claims as reasonably directed by the Sellers and (ii) such failure has increased the liability of the Sellers.

11.5
Any and all claims under this clause 11 shall be time-barred (verjährt) (i) 18 (eighteen) months after the Closing Date, except for claims based on clause 1, 2.1, 2.2, 2.4 and 4 of Schedule 6 which shall be time-barred five (5) years after the Closing Date, or (ii) any prior day following the Closing Date on which control over the Companies changes (i.e. the Companies cease to be the Purchaser's Affiliates). Section 203 BGB shall not apply.

11.6
The Parties agree that the rights and remedies the Purchaser may have with respect to the breach of a representation by the Sellers contained in this Agreement are limited to the rights and remedies explicitly contained herein and that, in particular, any and all damage claims based on any such breach by the Sellers are excluded except as set forth in this clause 11 and clause 12. Except for the claims for specific performance (primäre Erfüllungspflichten) as well as any rights and claims arising under the provisions of this agreement (including the tax provisions, covenants, the restrictive covenants and rescission rights), any and all rights and remedies of any legal nature which the Purchaser may otherwise have against the Sellers in connection with the former shareholdings of Seller 1 in the Companies or the Transaction shall be excluded. In particular, without limiting the generality of the foregoing, the Purchaser, to the extent legally permissible, hereby waives any claims under statutory representations and warranties (Sec. 434 et seqq. BGB), statutory contractual or pre‑contractual obligations (Sec. 280 to 282, 311 BGB) or frustration of contract (Sec. 313 BGB) or tort (Sec. 823 et seqq. BGB); the Purchaser shall have no right to rescind, cancel or otherwise terminate this Agreement or to exercise any right or remedy which would have a similar effect, except for the rescission or termination rights specifically set forth in this Agreement, and the Purchaser undertakes to procure that none of the Companies raises any claims against the Sellers or any executive, employee or other representative of the Sellers not provided for in this Agreement. The provisions of this clause 11.5 shall not affect any mandatory rights and remedies of the Purchaser for fraud or wilful misconduct (Vorsatz), e.g., Sec. 826 BGB or Sec. 823 para. (2) BGB in connection with criminal offences.

12	Taxes

12.1	Tax Warranties
The Seller 1 represents and warrants to the Purchaser by virtue of an independent promise of guaranty (selbständiges Garantieversprechen) pursuant to Section 311 para. 1 of the German Civil Code (BGB) that except as disclosed in Schedule 13 and subject to the limitations as set out in clause 11 as of the date hereof

(i)	and as of the Closing Date, all Tax Returns required to be filed by the Companies on or before the Closing Date have been duly and timely filed with the appropriate Tax Authority;

(ii)
to the Seller’s Knowledge no claim has been made by any Tax Authority in a jurisdiction where any of the Companies does not file Tax Returns that any of the Companies is or may be subject to taxation by that jurisdiction;

(iii)	and as of the Closing Date all of the Companies have timely paid all due and payable Taxes, and have timely withheld, declared and paid all withholding Taxes to the Tax Authorities;

(iv)	to the Seller’s Knowledge no audit of any of the Companies by any Tax Authority is in progress, and none of the Companies has been notified by any Tax Authority that any such audit is contemplated;

(v)
none of the Companies has received any written Tax ruling (verbindliche Auskunft) or entered into or is currently under negotiations to enter into any agreement with any Tax Authority, each which will be relevant for a Tax position of any of the Companies after the Closing Date;

(vi)	that any Tax allocation agreements (Steuerumlageverträge) between the Sellers and the Companies, if any, end upon Closing; and

(vii)
there are no Tax-related minimum holding or watching periods (steuerliche Halte- oder Sperrfristen) and no Tax-related notification requirement to be observed by any of the Companies after the Closing Date.

For the avoidance of doubt, the Parties agree that the scope and content of each of the representations and warranties of Seller 1 under this clause 12.1 as well as the potential liability of Seller 1 arising thereunder shall be exclusively defined by the provisions of this Agreement (in particular the limitations on Purchaser’s rights and remedies set forth in clause 11 above), which shall be an integral part of the representations of Seller 1 and none of the representations of Seller 1 shall be construed as a Seller's guarantee within the meaning of Sec. 443 and 444 BGB (Garantie für die Beschaffenheit der Sache).

12.2	Tax Indemnity

(a)
Subject to, and limited by, the provisions set forth in this clause 12, Seller 1 shall pay to the Purchaser an amount equal to all Taxes of the Companies which are allocable to time periods or portions thereof ending on or before the Closing Date (such period the Pre Closing Date Period; Taxes allocable to time periods starting before the Closing Date and ending after the Closing Date shall be calculated (i) in the case of Taxes imposed on a periodic basis, the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the period ending on the Closing Date and the denominator of which is the total number of days in the entire period, and (ii) in the case of all other Taxes (e.g., Taxes imposed on income, profit and capital gain), as if such periods end on the Closing Date) (any payment claims of the Purchaser pursuant to this clause 12.2 the Tax Indemnity Claim).

(b)
Clause 11 shall apply mutatis mutandis in case of a breach of a Tax warranty given by Seller 1 under clause 12.1, unless and to the extent the Purchaser has a Tax Indemnity Claim in which case clause 12.2 shall apply.

(c)	The Purchaser shall have no Tax Indemnity Claim and no claim based on clause 12.2(b) if and to the extent

(i)
the relevant Taxes do not exceed the aggregate amounts of all Tax liabilities and Tax provisions accounted for in the Closing Date Accounts to the extent such Tax liabilities and Tax provisions have reduced the Final Shares Purchase Price in accordance with clause 9;

(ii)	the relevant Tax has been paid or discharged until the Closing Date;

(iii)
the relevant Tax is the result of a transaction (including any corporate reorganisation pursuant to the UmwStG or a similar measure) initiated by the Purchaser or by any of the Companies or, as the case may be, by one of their successors to all or parts of their business(es) following the Closing Date with economic effect as of a point in time prior to the Closing Date, provided that such measure is not (x) carried out or effected with the prior written consent of the Seller, (y) required by mandatory law or (z) required pursuant to a legally binding commitment of the Companies created on or before the Closing Date;

(iv)
the relevant Tax can be offset against Tax losses, Tax loss carry forwards, negative income, interest carry forwards or EBITDA carry forwards in the meaning of section 4h (1) EStG (the Tax Losses) that are or were available (including as a result of subsequent Tax audits) in the Pre Closing Date Period to which such Taxes are attributable to the extent such Tax Losses did not increase the Final Shares Purchase Price in accordance with clause 9;

(v)
the relevant Tax is a result of any change in the accounting or taxation policies of any of the Companies introduced after the Closing Date with economic effect as of a point in time prior to the Closing Date, provided that such measure is not (x) carried out or effected with the prior written consent of the Seller, (y) required by mandatory law or (z) required pursuant to a legally binding commitment of the Companies created on or before the Closing Date;

(vi)	the relevant Tax can be recovered from third parties; and

(vii)	the procedures set forth in clause 12.4 were not observed by the Purchaser, unless the Purchaser proves that such breach of clause 12.4 has not caused the relevant Tax.

(d)
If and to the extent in respect of periods after the Closing Date, the Purchaser or any of the Companies or any successor to all or parts of their business(es) receives any Tax benefit as the result of circumstances which have been giving rise to a Tax Indemnity Claim or a claim based on clause 12.2(b) (including, but not limited to timing difference (Phasenverschiebung), extension of amortization or depreciation periods or higher depreciation allowances or non-recognition of expenses and/or provisions - the Tax Benefit), then the Tax Benefit shall reduce the Tax Indemnity Claim or the claim based on clause 12.2(b) to the extent that the relevant Tax Benefit has been realized in a cash effective manner (i.e., by way of receipt of a payment, by way of offset or by way of a reduction of a Tax that otherwise would have become payable) prior to or on the date on which the Tax Indemnity Claim or the claim based on clause 12.2(b) becomes due and payable or will be realized within seven (7) fiscal years after the Closing Date. Any Tax Benefit shall be computed as per the date when the Purchaser notifies Seller 1 of the Tax Indemnity Claim and shall (i) be equal to the nominal amount of the Tax Benefit to the extent the Tax Benefit has already been realized by that date, or (ii) to the extent any Tax Benefit is reasonably expected to arise in a cash effective manner after that date be calculated on the basis of a lump sum calculation by reference to the tax rates applicable on the date the Purchaser notifies Seller 1 of the Tax Indemnity Claim and for the avoidance of doubt without any discounting to a net present value.

(e)
Seller 1 shall pay to the Purchaser an amount equal to any Tax refund claims accounted for in the Closing Date Accounts which are not received on the basis of a non-appealable Tax assessment notice, but only if and to the extent such Tax refund claims have actually increased the Final Shares Purchase Price in accordance with clause 9 and have not been applied against a Tax Indemnity Claim of the Purchaser pursuant to clause 12.2 (a).

(f)
Any indemnification payment to be made by the Seller 1 pursuant to clause 12.2 shall be due ten (10) Business Days after the Seller 1 has been notified by the Purchaser about the payment obligation, but in no event earlier than three (3) Business Days prior to the Date at which the relevant Tax falls due.

(g)
The limitations pursuant to Clause 11 shall not apply to claims under this Clause 12.2. The liability of Seller 1 for any claims of the Purchaser against Seller 1 under this clause 12.2 shall be limited to the amount of the Final Shares Purchase Price.

12.3	Tax Refunds, Reverse Indemnity

(a)	The Purchaser hereby undertakes to pay to the Seller 1 an amount equal to

(i)
any Tax refund received by any of the Companies or any successor to all or parts of their business(es) by receipt of cash payment, set-off, deduction or otherwise relating to the Pre Closing Date Period, together with any interest thereon paid or credited by the Tax Authorities, net of any Taxes thereon, and only if and to the extent the aggregate of all such Tax refunds exceeds the respective tax refund claims reflected in the Closing Date Accounts that have increased the Final Shares Purchase Price in accordance with clause 9, and such Tax Refund does not give rise to additional Taxes of the Companies, the Purchaser, a party related to the Purchaser or any successor to all or parts of their business(es) (clause 12.2(d) shall apply mutatis mutandis);

(ii)
any unused Tax liabilities or Tax provisions accounted for in the Closing Date Accounts which are reversed on the basis of a non-appealable Tax assessment notice, but only if and to the extent such Tax liabilities and Tax provisions have actually reduced the Final Shares Purchase Price in accordance with clause 9 and have not been applied against a Tax Indemnity Claim of the Purchaser pursuant to clause 12.2 (a); and

(iii)
any Taxes which are imposed on the Seller 1 or a party related to the Seller 1 due to an increase of any of the Companies’ taxable income which is attributed to the Seller 1 due to a tax group for corporate income tax (including solidarity surcharge) and trade tax purposes (körperschaftsteuerliche und gewerbesteuerliche Organschaft) if and to the extent such increase of taxable income results from (A) a reorganization or transaction having a Tax effect on a Pre Closing Date Tax Period initiated by the Purchaser, the Purchaser’s affiliates or any of the Companies after the Closing Date, or (B) any change in accounting or taxation policies or practices (including the amendment of Tax returns) of any of the Companies after the Closing Date, or (C) any change in the exercise of any Tax election right introduced after the Closing Date, in each of these cases (A) through (C) provided that such measures are implemented with economic effect as of a point in time prior to the Closing Date, and provided that the respective measure is not (x) carried out or effected with the prior written consent of the Seller, (y) required by mandatory law or (z) required pursuant to a legally binding commitment of the Companies created on or before the Closing Date; clause 12.2(d) applies mutatis mutandis to any claims of the Seller under this clause 12.3(a)(iii);

(iv)
any Taxes, including Tax prepayments (Steuervorauszahlungen) relating to periods after the Closing Date (or portions thereof) which have been paid by the Companies or parties related to the Companies for the account of any of the Companies on or prior to the Closing Date to the extent such Tax prepayments did not increase the Final Shares Purchase Price in accordance with clause 9;

(v)
any Taxes, Tax prepayments (Steuervorauszahlungen) relating to periods after the Closing Date (or portions thereof) and payable by the Sellers or a party related to the Sellers for the account of any of the Companies to the extent such Tax prepayments did not increase the Final Shares Purchase Price in accordance with clause 9; and

(vi)	any loss suffered by the Sellers which is caused by the Purchaser’s failure to comply with any of its obligations set forth in clause 12.4.

(b)
The Purchaser shall notify the Seller 1 without undue delay in writing of the receipt of a Tax refund or the relevant decision by a Tax Authority on the reversal of any unused Tax liabilities or Tax provisions and any formal decisions of the Tax Authorities relevant in this respect.

(c)
Any amount payable by the Purchaser pursuant to this clause 12.3 shall become due and payable within ten (10) Business Days after (i) receipt of the Tax refund or the relevant decision by a Tax Authority on the reversal of a Tax liability or Tax provision, or (ii) with respect to Taxes payable or losses suffered by the Seller 1 after written notification of the Purchaser by the Seller 1, but in no event earlier than three (3) Business Days prior to the Date at which the relevant Tax falls due.

12.4	Cooperation in Tax Matters

(a)
After the Closing Date, the Purchaser shall prepare and file (or cause the Companies to prepare and file), when due, all returns, declarations, reports, claims for refund, forms or notices relating to any Tax (herein Tax Returns) required to be filed by or on behalf of the Companies with respect to any Pre Closing Date Period. Such Tax Returns shall be prepared on a consistent basis, applying the same policies, procedures, election rights and practices as applied in the preparation of the Tax Returns for previous Tax periods of the relevant Company, to the extent these policies etc. do not breach mandatory law and do not contradict published decrees of the Tax Authorities without a respective disclosure to the Tax Authorities. The Purchaser shall provide, or cause the Companies to provide to Seller 1, drafts of such Tax Returns as timely prior to the relevant filing date as reasonably appropriate but in any event not later than twenty (20) Business Days prior to the due date of the relevant Tax Return in order to enable the Seller 1 to review such Tax returns and provide comments thereon to the Purchaser. All such Tax Returns and any amendments to all Tax Returns filed by the Companies which relate to any Pre Closing Date Period shall require the prior consent of the Seller 1 (which shall not be unreasonably withheld, and shall be deemed to have been granted if Seller 1 does not answer within twenty (20) Business Days following the receipt by Seller 1 of any such Tax Returns or amendments), and shall, if the Seller 1 and the Purchaser fail to reach an agreement thereon, be prepared and filed in accordance with Seller 1’s instructions unless these instructions breach mandatory law, contradict published decrees of the Tax Authorities without a respective disclosure to the Tax Authorities or do not comply with past practice of the Companies.

(b)
After the Closing Date, the Purchaser shall within five (5) Business Days after receipt provide (and cause the Companies to provide) the Seller 1 with copies of all Tax assessment notices (Steuerbescheide), other decisions, notices of any Tax audit, proceeding or investigation and any other material written communication with the Tax Authorities received by any of the Companies, the Purchaser or any of the Purchaser’s affiliates from any Tax Authority or court and relating to Taxes of the Pre Closing Date Period and relevant for this clause 12 (the Relevant Tax Matter). Upon request of the Seller 1, the Purchaser shall provide reasonable information necessary to determine the relevant facts and amounts.

(c)
The Purchaser shall procure that with respect to Relevant Tax Matters (i) the Seller 1 and the Seller 1’s advisors are granted the right to participate in meetings, discussions and correspondence with the relevant Tax Authorities, including in connection with any Tax audits, (ii) all written questions or information requests by the Tax Authorities, including Tax auditors, are forwarded to the Seller 1 as soon as reasonably practical for the Seller 1’s evaluation and comments and (iii) such comments - if reasonable - are duly incorporated by the relevant Company in its statement to the Tax Authority.

(d)
The Purchaser shall procure that, upon the request of the Seller 1 and at the expense of Seller 1, reasonable objections are filed and legal proceedings are instituted and conducted against any Tax assessments or other decisions of the Tax Authorities with respect to Relevant Tax Matters in accordance with Seller 1’s directions. Alternatively, if and to the extent a Relevant Tax Matter relates to the German tax group for corporate income tax (including solidarity surcharge) and trade tax purposes (körperschaftsteuerliche und gewerbesteuerliche Organschaft) among the Seller 1 and the Company or the Company and HCC, the Seller may elect at any time to direct, through counsel of their own choice and at their own expense, any reasonable actions including legal remedies to be taken with respect to any audit, claim for refund and administrative or judicial proceeding involving any asserted liability with respect to any Relevant Tax Matter (collectively Tax Litigation). If the Seller elects to direct a Tax Litigation in accordance with the preceding sentence, then (i) the Purchaser shall cooperate and follow Seller’s instructions and shall cause the Companies or their respective successors to cooperate and follow Seller’s instructions in each phase of such Tax Litigation and (ii) the Purchaser shall as soon as reasonably practical empower, and shall cause the Companies or their respective successors promptly to empower, the designated representative of such Seller to represent the relevant Company or its successor in the Tax Litigation.

(e)
The Purchaser shall not (and shall ensure that the Companies will not) settle any Relevant Tax Matter or concede or give their consent to the findings of any Tax audit relating to a Relevant Tax Matter without the prior written consent of the Seller 1 (which shall not be unreasonably withheld, and shall be deemed to have been granted if Seller 1 does not answer within fifteen (15) Business Days).

(f)
After the Closing Date, the Purchaser and the Seller 1 shall fully cooperate, and shall cause the Companies and their representatives to fully cooperate, in all other respects in connection with all Relevant Tax Matters, including the preparation and filing of any Tax Return or the conducting of any audit, investigation, dispute or appeal or any other communication with any Tax Authority. Such cooperation shall include (but shall not be limited to) the review of all books, records and information, and the assistance of all officers and employees of the Companies, to the extent necessary in connection with Relevant Tax Matters. In addition, clause 17 shall apply accordingly.

12.5	Limitation Periods
Any and all claims under this clause 12 except any claims under clause 12.4 shall be time-barred (verjährt) six (6) months after the respective Tax assessment for the relevant entity of the Companies has become finally binding (formell und materiell bestandskräftig) or after a similar binding event in case of non-German Taxes, but no earlier than 6 (six) months after the Closing Date.

12.6	Exclusivity
For the avoidance of doubt: Unless explicitly provided otherwise in this clause 12, any claims under this clause 12 (including any limitations of such claims) shall exclusively be governed by this clause 12.

12.7
Any payment made in accordance with this clause 12 or any other section of this Agreement shall be treated as adjustment of the Final Shares Purchase Price and any payment made directly to any Company shall be treated as a short cut payment for a reduction of the Final Shares Purchase Price and a (direct or indirect) contribution to the capital reserve of the respective Company in the meaning of Sec. 272 (2) No. 4 HGB or corresponding provisions under the laws of foreign jurisdictions.

12.8	The Parties shall co-operate in order to achieve that a Tax audit for the Pre Closing Date Period will be carried out as soon as possible for all Companies.

13	Purchaser’s Representations; Remedies

13.1	The Purchaser represents vis-à-vis the Sellers by way of independent guarantees (Sec. 311 para. (1) BGB) that at the Signing Date and, except for clause 13.1 (d), the Closing Date:

(a)
the Purchaser is a limited liability company, duly incorporated and validly existing under the laws of Germany and has all requisite corporate power and authority to own its assets and to carry out its business;

(b)
the execution and performance by the Purchaser of this Agreement and the consummation of the Transaction are within the Purchaser’s corporate powers and have been duly authorized by all necessary corporate actions on part of the Purchaser;

(c)
the execution and performance by the Purchaser of this Agreement and the consummation of the Transaction neither violate the Purchaser’s articles of association or bylaws nor any applicable law, regulation, judgment, injunction or order binding on the Purchaser, and there is no action, law suit, investigation or proceeding (except for merger control clearances, if any) pending against, or to the Purchaser’s knowledge, threatened in writing against the Purchaser before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or delay the Transaction; and

(d)
as of the Signing Date only, the Purchaser does not have actual knowledge of any facts or circumstances that could give rise to claims against the Sellers pursuant to clauses 10, 11 or 12.2 (b) in connection with clause 12.1.

13.2
In the event that any of the representations pursuant to clause 13.1 should be incorrect, the Purchaser shall fully indemnify and hold the Sellers harmless from any of the Sellers' respective damages. All claims for any breach of guarantees pursuant to this clause 13.2 shall become time-barred (verjähren) 18 (eighteen) months after the Closing Date.

14	Anti Trust Filings

14.1
The Purchaser has, inter alia based on information provided by the Sellers, (i) done a thorough analysis of the merger control filing requirements in the jurisdictions in which such filings may potentially be required, (ii) prepared respective draft filings and (iii) made such analysis as well as such draft filings available to the Sellers for review and comments. Based on this analysis, the Parties assume that the Transaction will be authorized without any conditions or other requirements (Bedingungen oder Auflagen) within the initial waiting period of 50 calendar days.

14.2
As soon as reasonably practical after the Signing Date, the Transaction shall be notified to the competent merger authorities specified in clause 6.1 (a). The notification shall be filed by the Purchaser on behalf of the Sellers and the Purchaser. The Purchaser shall further ensure that all other filings with, or notifications to, any governmental authority required in connection with this Agreement will be made without undue delay at the pertinent time as required by law, provided that the Sellers reasonably comply, and procure that the Companies reasonably comply, with the obligations in the following sentence. The Sellers shall upon request submit to the Purchaser all documents and other information, and shall provide such other assistance to the filings, in each case as necessary and reasonably practical to obtain clearance of the Transaction as soon as possible.

14.3
In order to obtain all governmental authorizations for the consummation of the Transaction under the applicable merger control laws, the Purchaser and the Sellers shall (i) reasonably cooperate with each other in the preparation of any filings or notifications and in connection with any submissions, investigations or enquiries, (ii) supply to any governmental authority as soon as reasonably practical any additional information requested by such governmental authority or required pursuant to any applicable laws and take all other actions reasonably required to obtain the necessary authorizations for the consummation of the Transaction or to cause any applicable waiting periods to commence and to expire, (iii) promptly provide the other Party with copies of any written (or written summaries of any non-written) communication received or sent in connection with any proceeding referred to in this clause 14.3 and (iv) give the other Party and its respective advisors the opportunity to participate in all meetings, communications and conferences with any relevant governmental authority, to the extent legally permissible. The Purchaser is only entitled to withdraw any filings or to agree with any competent authority on an extension of the examination period for a filing if and to the extent the Sellers have granted their prior written consent not unreasonably to be withheld.

14.4
If and to the extent any governmental authority referred to in clause 6.1 (a) indicates that it intends not to authorize the Transaction, the Purchaser shall offer to such governmental authority any commitments (Zusagen) necessary in order to obtain clearance of the Transaction subject to conditions (Auflagen und Bedingungen). These shall include any and all measures which render the clearance of the Transaction by the respective governmental authority possible, in particular the divestiture of any businesses or parts thereof, to the extent this reduces the market shares attributable to the Purchaser and the markets in which the competent governmental authority expects the Transaction to lead to the creation or increase of a dominant market position (marktbeherrschende Stellung) to such extent that the respective governmental authority does no longer expect the creation or the increase of such dominant market position. If and to the extent the clearance of the Transaction is subject to the compliance with any such conditions, the Purchaser shall, however, be obliged to fulfil such conditions. The Purchaser may not request any adjustment or repayment of the Purchase Price or any other amendment of this Agreement as a result of (i) any divestiture or other action pursuant this clause 14.4, (ii) any legal consequences caused by the non-compliance with any filing requirements or (iii) any decision by a competent governmental authority, whether or not specified in clause 6.1 (a), taken after the Closing prohibiting the Transaction or any part thereof.

14.5
If the Conditions Precedent have been fulfilled but the Transaction has, due to still pending merger control proceedings in jurisdictions other than those referred to in clause 6.1 (a), not been cleared under the laws of such other jurisdiction, Closing shall be performed to the maximum extent legally permitted. The Purchaser shall agree to take, and/or consent to, all appropriate measures including the conclusion of a “hold separate agreement” for one or more Companies in order to have such Companies be exempted, for the time being, from the consummation of the Transaction until the pending clearances have been granted. The foregoing shall neither delay the Closing nor affect the obligation of the Purchaser to timely pay the full Preliminary Purchase Price.

The Purchaser agrees and shall ensure that neither the Purchaser nor any of its Affiliates will, prior to the Closing Date, take any action that could prevent, delay or otherwise infer with any merger clearances of the Transaction.

16	Covenants

16.1
Between the Signing Date and the Closing Date, the Seller 1 shall (i) without the written consent of the Purchaser not sell, transfer or otherwise dispose of, or create any encumbrances on, the Shares, and (ii) use reasonable best efforts to ensure that (A) the Companies will conduct their respective operations and affairs in the ordinary course of business and exercise commercially reasonable best efforts to preserve intact their respective business organization, personnel and goodwill, except in either case for actions taken with the Purchaser's prior written consent, and to prepare for the consummation of the Transaction, and (B) with respect to any of the Companies none of the following shall occur without the written consent of the Purchaser:

(a)	any increase or decrease of the registered share capital or the redemption of any shares;

(b)	any merger, split, dissolution, liquidation or other significant change of the corporate structure;

(c)
any payment or resolution of a dividend or other distribution to shareholders (sonstige Ausschüttungen an Gesellschafter) except for (i) dividends or other distributions to the Companies and (ii) the payment of the Profits (as defined in clause 15.4 below) by the Company as per clause 7.2 (e);

(d)	any acquisition or disposal of a business outside ordinary course of business;

(e)
any incurrence or guarantee of any indebtedness for borrowed money (excluding drawings under existing loan and factoring agreements with financial institutions in the ordinary course of business necessary to carry out the business of the Companies as presently conducted) exceeding an aggregate amount of EUR 175,000 (in words: hundred and seventy five thousand Euro);

(f)	the acquisition or sale of any fixed assets in each individual case with a value in excess of EUR 350,000 (in words: three hundred and fifty thousand Euro) and outside the ordinary course of business;

(g)	any investments with a value in excess of EUR 350,000 (in words: three hundred and fifty thousand Euro);

(h)	the termination by the Companies of supplier contracts or customer contracts with an annual contract volume of more than EUR 1 m (in words: one million Euro);

(i)	the termination of any hedge agreements;

(j)	the execution, change or termination of agreements for the lease (Miete oder Pacht) of material land and/or buildings;

(k)	the termination by the Companies of the employment of any of the employees listed in Schedule 15 (the Key Employees);

(l)
any change in, or commitment to change, any compensation or benefit of any of the employees whose annual salary (including performance-related payments, bonuses and any benefits) in the previous year exceeded EUR 175,000 (in words: hundred and seventy-five thousand Euro) other than in the ordinary course of business;

(m)
any change in, or commitment to change, any compensation or benefit plan or collective agreement which will collectively apply to more than 10 employees within any of the Companies other than in the ordinary course of business;

(n)	any increase of any off-balance sheet financing obligation;

(o)	any payment to the Sellers other than in the ordinary course of business;

(p)
any expenses for research and development projects or acquisition of tooling related fixed assets with a value in excess of EUR 1,000,000 (in words: one million Euro) in each individual case unless reimbursement by respective customers is contractually guaranteed;

(q)	the waiver of any claims of any of the Companies against any current or former directors and/or officers;

(r)	any material change, termination or entering into any Material Agreement;

(s)
any Tax election, any change in an annual accounting period for Tax purposes, any change in a method of accounting, any amended Tax Return, entering any closing agreement with respect to Taxes, settling any Tax claim or assessment, surrendering any claim to a refund or other reduction of Taxes or any extension or waiver of the limitation period applicable to any Tax Return or Tax claim or assessment;

provided that (i) all measures documented in the Companies' budget as set forth in Schedule 14 shall hereby be approved, and (ii) the Purchaser's consent as required under clauses 15.1 (a) through 15.1 (s) shall be deemed granted if the Sellers have not received the Purchaser's objection within five (5) Business Days after receipt by the Purchaser of a written (including email) notification by the Companies or the Sellers of any such measure. Between the Signing Date and the Closing Date, the Seller 1 shall, to the extent legally permissible, further inform the Purchaser before any of the matters described in lit. (p) above occur even if the thresholds of EUR 1,000,000 have not been reached and shall discuss such matter with the Purchaser in good faith.

16.2
The Seller 1 shall use reasonable best efforts to procure that the Companies and their respective businesses remain insured until the Closing Date in the same way as they are on the Signing Date and that all premiums due for such insurances are duly and timely paid. It is hereby acknowledged that it is in the sole discretion and responsibility of the Purchaser to arrange for the necessary or appropriate insurance for the time as from the Closing Date.

16.3
Until the Closing Date the Purchaser shall not directly contact any directors, officers or employees of the Companies. To the extent this is permissible by law, the Sellers shall procure that from the Signing Date the Purchaser or his advisors at the Purchaser’s discretion is/are granted reasonable support (including access to the Companies coordinated and accompanied by the Sellers’ advisors after approval by Seller 1), upon reasonable notice, during normal business hours to prepare for integration of the Companies. It is understood that no access granted to Purchaser hereunder shall unduly interfere with the operations of any of the Companies' business.

16.4
The Parties agree that the profit and loss transfer agreements (the PLTA) between (i) the Seller 1 and the Company and (ii) the Company and HCC shall still be executed as agreed for the periods until and including the Closing Date. With respect to the short fiscal year ending at the Closing Date, the Parties agree as follows:

The Purchaser shall procure that HCC transfers its attributable profits (abzuführender Gewinn) (the Profits) generated during the short fiscal year ending on the Closing Date to the Company or - in case of a loss situation - that the Company compensates such losses of HCC, in each case in accordance with the provisions of the PLTA between the Company and HCC and Sections 14 et seqq. of the German Corporate Income Tax Act (Körperschaftssteuergesetz - KStG).
With regard to the PLTA between the Seller 1 and the Company the following shall apply:

(a)
The Purchaser shall procure (i) that the Company prepares after the Closing Date the financial statements of the Company as per the end of the shortened fiscal year ending on the Closing Date in accordance with the German Commercial Code (HGB), applied consistently with past practice, (ii) that such financial statements will be audited and attached by an unqualified audit opinion in the meaning of Section 322 para 3 HGB by a public certified accountant and approved by the Purchaser as shareholder of the Company (such financial statements so audited, attached by an unqualified audit opinion and approved the PLTA Financial Statements) within six months after the Closing Date, and the Purchaser shall further procure that the PLTA Financial Statements will be delivered to Seller 1 within 10 Business Days after the aforementioned shareholder resolution about the approval of the PLTA financial statements has been adopted. All costs and expenses associated with the audit of the PLTA Financial Statements which are incurred by the Companies prior to the date on which the Final Net Debt Balance is determined shall be treated as Indebtedness when determining the Final Net Debt Balance. The Seller 1 shall indemnify the Purchaser for any costs and expenses associated with such audit which are incurred by the Companies on or after the date on which the Final Net Debt Balance is determined.

(b)
To the extent the PLTA Financial Statements show Profits of the Company, the Profits shall, within ten (10) Business Days after the PLTA Financial Statements have been delivered to the Parties, be paid out by the Company to the Seller 1 and the Seller 1 shall pay the amount of the Profits to the Purchaser (such Profits to be treated as a reduction of the Final Shares Purchase Price). However, the Parties agree that the Company may pay out the Profits directly to the Purchaser for the account (für Rechnung) of the Seller 1 on its obligation to pay the amount of the Profits to the Purchaser with debt-discharging effect (mit schuldbefreiender Wirkung) for the Company with regard to the obligation of the Company to pay out the profits pursuant to Section 291 para 1 German Stock Corporation Act (AktG) to the Seller 1 and with debt-discharging effect for the Seller 1 with regard to the obligation of the Seller 1 to pay the amount of the Profits to the Purchaser (abgekürzter Zahlungsweg).

(c)
To the extent the PLTA Financial Statements show attributable losses (zu übernehmender Verlust) of the Company (the Losses), the Purchaser shall pay the amount of the Losses to the Seller 1, and the Losses shall, within ten (10) Business Days after the PLTA Financial Statements have been delivered to the Parties, be compensated by the Seller 1 to the Company (such Losses to be treated as an increase of the Purchase Price). However, the Parties agree that the Purchaser may pay the amount of the Losses directly to the Company for the account of the Seller 1 on its obligation to compensate the Company for its Losses pursuant to Section 302 para 1 AktG with debt-discharging effect for the Purchaser with regard to the obligation of the Purchaser to pay the amount of the Losses to the Seller 1 and with debt-discharging effect for the Seller 1 with regard to the obligation of the Seller 1 to compensate the Company for its Losses pursuant to Section 302 para 1 AktG (abgekürzter Zahlungsweg).

(d)
(i) Any unsettled claim of the Company under the PLTA for the compensation of Losses or any unsettled obligation of the Company to transfer Profits to Seller 1, (ii) the Company IC Payables and the HCC IC Payables, and (iii) any obligations or rights of or loan amount received by the Company or HCC under the Loan Agreement, shall not be taken into account (as liability, cash, receivable or otherwise) when determining the Preliminary Net Debt Balance, the Final Net Debt Balance, the Estimated Working Capital Adjustment and/or the Closing Working Capital Adjustment.

16.5
In the event that a Tax Authority claims that there is an error in the meaning of Section 14 para 1 No. 3 c) KStG in any of the financial statements relevant for the determination of a Profit or Loss under any PLTA, the Purchaser undertakes to correct the respective error in accordance with Section 14 para 1 No. 3 KStG and (x) with respect to the PLTA between the Company and HCC, the Purchaser shall procure that the respective unsettled Profits or Losses will be settled, and (y) with respect to the PLTA between the Seller 1 and the Company the Purchaser undertakes that the respective unsettled Profits or Losses will be settled in accordance with the principles in clause 15.4 (b) and (c) which shall apply mutatis mutandis.

16.6
The Seller 1 shall provide reasonable assistance (and ensure that the Companies provide reasonable assistance) to the Purchaser in respect to, and in connection with, all loan or facility agreements of the Seller 1 and each Company with any lender and all factoring agreements and agreements for capital leases in order to release any security granted thereunder, provide any notices and pay-off and cancellation letters thereunder, pay-off any amounts due thereunder and terminate the respective agreements with effect as of or prior to the Closing Date and subject to the occurrence of the Closing. All fees and penalties associated with such termination which are incurred by the Companies prior to the date on which the Final Net Debt Balance is determined shall be treated as Indebtedness when determining the Final Net Debt Balance. The Seller 1 shall indemnify the Purchaser for any reasonable costs and expenses associated with such termination which are reasonably incurred by the Companies on or after the date on which the Final Net Debt Balance is determined. The Seller 1 shall hold the Purchaser harmless for any loss resulting from the fact that despite the reasonable assistance of the Seller 1 and the reasonable efforts of the Purchaser to terminate any loan or facility agreements of each Company with any lender, any factoring agreement or any agreement for capital lease such contracts could not be terminated.

16.7
Unless otherwise instructed by the Purchaser in writing in a legally permissible way, prior to or at, and subject to the occurrence of, the Closing Sellers shall terminate any agreements between any of the Companies and the Sellers or their other Affiliates without any cost or liability to the Purchaser or the Companies.

16.8	Voxx/Hirschmann

(a)
Subject to clause 15.8 (b), from the Closing Date, the Sellers shall, and shall procure that their Affiliates shall, use the trademark, service mark or brand “VoxxHirschmann”, whether registered, applied for or neither of the two (VoxxHirschmann Brand), anywhere in the world only for the purpose of the production, sale and delivery of products under (i) existing orders of or (ii) contracts with existing customers or (iii) bids or quotes placed before or at the Closing Date in accordance with past practice, but not for any other purpose (including, for the avoidance of doubt, any production, sale and delivery of products to (i) old customers (i.e., customers which at the Closing Date already were customers) which were not firmly committed under existing orders or contracts at the Closing Date or not offered in bids or quotes placed before or at the Closing Date or (ii) new customers (i.e., customers which were not yet customers at the Closing Date and with which no bids or quotes have been placed before or at the Closing Date)) provided that the VoxxHirschmann Brand shall not appear on any actual product.

(b)
The Sellers shall, and shall procure that their Affiliates shall, from the second anniversary of the Closing Date on, cease to use the VoxxHirschmann Brand completely anywhere in the world. In addition the Sellers shall procure cancellation of the VoxxHirschmann Brand with effect from the second anniversary of the Closing Date and shall procure that as soon as reasonably practical after the Closing Date, but in any event prior to the second anniversary of the Closing Date, their Affiliates the company name of which includes the word “Hirschmann” or a word confusingly similar to the word “Hirschmann” change their respective company name so that it does no longer include the word “Hirschmann” or a word confusingly similar to the word “Hirschmann”.

(c)	From the Closing Date, the Sellers shall, and shall procure that their Affiliates shall,

(i)
not use any trademark, service mark or brand, whether registered, applied for or neither of the two, which includes the word “Hirschmann” or a word confusingly similar to the word “Hirschmann” (Hirschmann Brand), including as part of a company name, anywhere in the world, except as allowed in respect of the VoxxHirschmann Brand pursuant to clause 15.8 (a) and clause 15.8 (b) above or unless otherwise agreed with the Purchaser in writing;

(ii)
not grant or purport to grant any right or licence to a third party to use the Hirschmann Brand or transfer any rights in the VoxxHirshmann Brand to a third party, unless otherwise agreed with the Purchaser in writing;

(iii)	not apply for registration of, register, or otherwise seek to obtain any rights in, the Hirschmann Brand; and

(iv)
neither contest the right of the Companies and their Affiliates to use or have used nor attack the Hirschmann Brand, unless the relevant trademark, service mark or brand of the Hirschmann Brand includes a word or a word that is confusingly similar with a registered trademark or service mark of the Sellers or their relevant Affiliate other than the word “Hirschmann” or a word confusingly similar to the word “Hirschmann”.

16.9
The Purchaser shall procure and guarantees that the Shareholder Loan shall not be, neither fully nor in part and neither directly nor indirectly, repaid or otherwise fulfilled (erfüllt) prior to the lapse of a period of one year after the Closing Date, and Purchaser shall not accept any payment of the Company or third parties on the Shareholder Loan within said one year period.

16	Guarantee
The Guarantor hereby guarantees by way of an independent guarantee (Sec. 311 para. (1) BGB) the proper fulfilment of all of the Purchaser's obligations pursuant to this Agreement, including the due payment of the Final Shares Purchase Price and the Final Loan Purchase Price.

17	Access to Documents
The Purchaser shall procure that following the Closing Date all of the Companies will maintain proper books and records of all of their business matters and make such information or documents relating to the period until and including the Closing Date available to the Sellers or their legal successors as reasonably requested by the Sellers or their legal successors in good faith and to the extent required to safeguard their interests in respect of their former position as the Company's shareholder and creditor. The Sellers shall make such information or documents available to the Purchaser if required for any procedure involving any of the Companies.

18	Joint Statement
Unless otherwise required by law or stock market rules or regulations, at the date to be jointly determined by the Parties, the Sellers and the Purchaser shall issue a joint statement to the employees, customers, other of the Companies' business partners and to the public announcing the Transaction.

19	Confidentiality
The contents hereof shall be kept fully confidential by all parties hereto, except that they may be disclosed

(a)	to the Companies, or

(b)	to professional advisors of each party who are subject to professional duties of confidentiality, or

(c)
in the course of the Parties' disclosure to fiscal or other (in particular stock exchange) authorities to the extent such disclosure is mandatory or advisable in the reasonable judgement of the disclosing Party, or

(d)	in a statement pursuant to clause 18 above or

(e)	in any other way as mutually agreed by the Parties.

20	Costs and Taxes
Advisors', brokers' or representatives' fees incurred in connection herewith shall be borne by the respective Party which has incurred the fees. All transfer Taxes resulting from the execution and consummation of this Agreement, including without limitation real estate transfer taxes (Grunderwerbsteuern), stamp duties, withholding Taxes, value added taxes, sales taxes and similar Taxes, shall be borne by the Purchaser to the extent they do not create a Tax Benefit for the Sellers. Taxes imposed by reference to the Sellers’ income, profit or capital gain shall be borne by the respective Seller; clause 12 shall prevail. The costs for the notarization of this Agreement shall be borne by the Purchaser. For the avoidance of doubt advisors', brokers' or representatives' fees and other transaction costs in connection herewith by any of the Companies shall be borne by the Sellers. Any costs in relation to implementing the change in the fiscal year (including any costs for the audit of financial statements of the Company and HCC for the fiscal year ending at the Closing Date) shall be borne by the Sellers.

21	Non-Compete and Non-Solicitation

21.1
The Parties acknowledge that as of the date hereof the Company and the Subsidiaries are engaged in the following OE businesses: Development, production, manufacture and distribution of automotive antennas, multi-tuners for third party infotainment manufacturers, E-Hub and asset tracking devices for commercial transportation industries (Hirschmann’s OE Business). The Parties also acknowledge that as of the date hereof Seller 2 and its subsidiaries and affiliates (the Seller Parties) are engaged in the following vehicular OE businesses: Development, production, manufacture and distribution of rear seat and overhead infotainment products, remote car starters, keyless entry devices, security devices, E-FOB (phone as a key) and EVO streaming products and directly related antennas and reception products (Voxx’s OE Business).

21.2
For a period of two (2) years from the Closing Date, Sellers shall refrain and shall procure that the Seller Parties shall refrain from engaging, directly or indirectly, in competition with Hirschmann’s OE Business, as currently conducted or as currently actually planned and documented to be conducted (any of such business activities, a Competing Activity). Notwithstanding the foregoing, it is expressly understood and agreed that the Seller Parties’ continued operation of any of Voxx’s OE Business shall not be deemed a Competing Activity for any and all purposes hereunder.

21.3
In the case of a breach by Sellers of the obligations set forth in clause 21.2, the damages of Purchaser for which Sellers shall be liable as a result thereof shall include, without limitation, any damages suffered by the Companies.

21.4	For a period of two (2) years from the Completion Date, Sellers shall refrain, and shall procure that the Affiliates of Sellers refrain, from:

(a)
influencing or attempting to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with any of the Companies to terminate or discontinue such relationship or to reduce the volume of goods or services provided thereunder; or

(b)	soliciting or attempting to solicit the service or employment of any current or future director, officer or employee of any of the Companies.

21.5	Clause 21.3 shall apply mutatis mutandis to a breach of the obligations set forth in clause 21.4.

21.6
The Parties understand and agree that in the case of a breach by Sellers of the obligations set forth in this clause 21, the remedies available to the Purchaser under this Agreement may not be sufficient to indemnify Purchaser and the Companies fully against all damage, and that therefore Purchaser shall be entitled to enforce any claims for specific performance (Unterlassungs- und Beseitigungsansprüche) by injunctive relief (einstweiliger Rechtsschutz) without, as far as legally permissible, having to establish irreparable harm and, as far as legally permissible, without having to provide a bond or other collateral (ohne Sicherheitsleistung).

22	Sellers' Liability
The liability of Seller 1 under or in connection with this Agreement shall be several and not joint (Teilschuldnerschaft). The Seller 2 hereby guarantees by way of an independent guarantee (Sec. 311 para. (1) BGB) the proper fulfilment of all of the obligations of Seller 1 pursuant to this Agreement. For the avoidance of doubt, any exclusions and limitations applicable to the liability of Seller 1 shall apply to the liability of Seller 2 under this guarantee accordingly.

23	Notices
All notices and communications required or permitted hereunder or under the agreements or other documents referred to herein shall be in the English language, in writing and, unless otherwise provided for in this Agreement, shall be deemed to have been duly received when delivered in person or when received by telegram or facsimile transfer (confirmed in writing by mail) or received by registered letter with return receipt requested by the appropriate Party at the address specified in the head of this Agreement or to such other address or addresses as any such Party may, from time to time, designate by like notice. All notices shall be made

(a)	If to the Sellers: Voxx International Corporation
Attn.: Patrick M. Lavelle
Attn.: C. Michael Stoehr
180 Marcus Boulevard
Hauppauge, NY 11788
USA
Facsimile: +1 631 231 1370
with a copy to:
Levy Stopol & Camelo LLP

Attn.: Larry N. Stopol, Esq.
1425 RXR Plaza
Uniondale, NY 11556-1425,
USA
Facsimile: +1 516 802 7008
and
Norton Rose Fulbright (Germany) LLP
Dr. Klaus von Gierke
Bleichenbrücke 10 (Kaufmannshaus)
20354 Hamburg
Germany
Facsimile: +49 40 970 799 111

(b)	If to the Purchaser or Guarantor:
Jeanne Quirk and John Jenkins
c/o TE Connectivity Ltd.
1050 Westlakes Drive
Berwyn, PA 19312
USA
Facsimiles: +1 610 893 9682 and +1 610 893 9602

with a copy to:
Freshfields Bruckhaus Deringer LLP
Attn.: Dr. Arend von Riegen
Bockenheimer Anlage 44
60322 Frankfurt am Main
Germany
Facsimile: +49 69 23 26 64

24	Applicable Law; Arbitration

24.1
This Agreement shall be governed by and shall be construed in accordance with the laws of the Federal Republic of Germany without giving effect to the choice of law principles thereof which would result in the application of the laws of another jurisdiction.

24.2
All disputes arising in connection with this Agreement or its validity shall be finally settled according to the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law.

24.3
The place of arbitration is Frankfurt am Main. The arbitral tribunal consists of three arbitrators. The substantive law of the Federal Republic of Germany is applicable to the dispute. The language of the arbitral proceedings is English.

25	Other Provisions

25.1
Any transfer or assignment (Abtretung) of rights existing pursuant to this Agreement shall only be admissible with the other Parties' consent. Any rights of retention (Zurückbehaltung) or rights to offset (Aufrechnung) shall only be permissible where the respective counterclaims have been duly confirmed by final and non-appealable (rechtskräftig) decision by a competent court or arbitration panel.

25.2
This document and the Schedules referred to herein contain all agreements among the Parties in regard of the subject matter hereof and shall supersede all prior agreements, including the indicative and binding offers submitted by or on behalf of the Purchaser. No side or other agreements have been entered into among the Parties with regard to the subject matter of this Agreement except as explicitly stated otherwise in this Agreement.

25.3
All agreements among the Parties and any and all notices among the Parties shall be made in writing unless a stricter form is required by mandatory law. This shall also be applicable with regard to the amendment of this clause.

25.4
In the event any provision hereof is for any reason held to be or become invalid or unenforceable, the validity of the remaining provisions hereof shall not be affected or impaired thereby. Instead of the invalid or enforceable provision hereof, such valid and enforceable provision shall be deemed to be agreed upon which most closely corresponds to the intended economic purpose of the invalid or unenforceable provision. The same shall apply to any supplementary interpretation of any of the terms of this Agreement.

25.5
The terms printed in italics in this Agreement constitute legal terms expressed in the German language describing the meaning of the terms in the English language they refer to, and shall be taken into account when interpreting this agreement.

* * *

Schedule 6
Sellers' Representations

1	Due Authorization

1.1
The execution, delivery and performance of this Agreement by each of the Sellers and the consummation of the Transaction are within corporate powers of each of the Sellers and have been duly authorized by all necessary corporate actions of each of the Sellers and the Agreement is legally valid, binding and enforceable against each of the Sellers at its terms.

1.2
The execution and performance by the Sellers of this Agreement and the consummation of the Transaction neither violate the articles of association or by-laws of any of the Sellers or the Company nor any judgment, injunction or order binding on the Sellers or the Company, and there is no action, lawsuit, investigation or proceeding (except for merger control clearances, if any) pending against, or to the Seller's Knowledge, threatened in writing against the Sellers or the Company before any court, arbitration panel or governmental authority which in any manner challenges or seeks to prevent, alter or materially delay the Transaction.

2	The Companies

2.1
As of the Closing Date, each of the Companies is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation and has all requisite corporate power and authority to own its assets and to carry out its business.

2.2
As of the Closing Date, none of the Companies holds any material interest in any company or other entity other than any company or entity of the Companies or as set forth in Schedule 7. The Company or a Subsidiary owns, beneficially and of record, all of the outstanding capital stock of each Subsidiary free and clear of all encumbrances.

2.3
As of the Closing Date, none of the Companies is a party to any agreement which would permit any third party (other than any entity of the Companies) to control such company or obligate it to transfer all its profits to any such third party.

2.4
As of the Closing Date, no bankruptcy or insolvency proceedings are pending, have been applied for by any of the Companies or to the Seller's Knowledge by any third party or have been rejected because of a lack of assets with respect to any of the Companies. To the Seller's Knowledge there are no circumstances that would require the opening of such proceedings. To the Seller's Knowledge none of the Companies has ceased or suspended payments, and no debt settlement arrangement with respect to any of the Companies has been proposed or approved other than in the ordinary course of business.

3	The Shares; Shares in Subsidiaries

4.1
The Shares are validly issued. As of the Closing Date, the Seller 1 is the sole and unrestricted legal and beneficial owner of the Shares. The Company is, directly or indirectly, the sole and unrestricted legal and beneficial owner of all of the shares in the Subsidiaries as stated in the table set forth in Schedule 1, and those shares in the Subsidiaries are validly issued.

4.2
As of the Closing Date, the Shares and the shares in the Subsidiaries are free and clear of any liens or encumbrances, and there are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire the Shares, other shares in the Company or the shares in the Subsidiaries.

4.3
As of the Closing Date, the Shares and the shares in the Subsidiaries are fully paid, not repaid and non-assessable (i.e. there is no shareholder obligation to make an additional capital contribution).

4.	The Shareholder Loan

4.1
As of the Closing Date, the Seller 2 is the rightful claimant to the Shareholder Loan. The principal amount of the Shareholder Loan and the accruing interest rate are as stated in Recital (C). As of the Signing Date, the principal amount of the Shareholder Loan amounts to EUR 4,788,211.98 (in words: Euro four million seven hundred eighty eight thousand two hundred and eleven 98/100).

4.2	As of Closing, the Seller 2 will have the right to transfer the Shareholder Loan.

5.	Financial Statements and US GAAP Financial Information

5.1
The individual financial statements of the Company as per 28 February 2017 (the Annual Accounts 2017) have been duly prepared consistent with past practice and otherwise in accordance with German generally accepted accounting principles and give a true and fair view of the Companies' net assets, financial position and results of operations pursuant to Sec. 297 para. (2) HGB as per the accounts’ date. At Closing, the Annual Accounts 2017 will have received an unqualified review opinion (Bescheinigung nach prüferischer Durchsicht des Jahresabschlusses) by Warth & Klein Grant Thornton AG, Düsseldorf.

5.2
The individual financial statements of HCC as per 28 February 2017 (the Annual Accounts HCC 2017) have been duly prepared consistent with past practice and otherwise in accordance with German generally accepted accounting principles and give a true and fair view of HCC's net assets, financial position and results of operations pursuant to Sec. 297 para. (2) HGB as per the accounts’ date. At Closing, the Annual Accounts HCC 2017 will have received an unqualified audit opinion by Warth & Klein Grant Thornton AG, Düsseldorf.

5.3
The US GAAP pro forma financial information as set out in Schedule 18 has been duly prepared consistent with past practice and otherwise in accordance with US generally accepted accounting principles and give, on a consolidated basis, a true and fair view of the Companies' net assets, financial position and results of operations as per the accounts’ date.

6.	No distribution except under PLTAs
From 1 March 2017 and until the Closing Date, there has not been and there will not be any declaration, setting aside or payment of dividends or other distribution by any of the Companies to the Seller 1 or repurchase, redemption or other acquisition by any of the Companies of any outstanding shares of the capital stock or other securities of, or other ownership interest in, any of the Companies from the Sellers, save for the execution of the PLTAs as agreed for the periods until and including the Closing Date.

7.	Permits and Compliance with Laws

7.1
To the Seller's Knowledge, the Companies are in possession of all material governmental approvals, licenses and permits necessary to operate the business of the Companies as it is conducted on the day hereof and material for the business of the Companies as currently conducted.

7.2	To the Seller's Knowledge, the business of the Companies has been conducted from 1 January 2017 until the date hereof in compliance with all applicable laws including anti-trust laws.

7.3
To the Seller's Knowledge, there has been no release of any hazardous material generated, used, owned, stored or controlled by any of the Companies on, at or under any property presently or formerly owned, leased or operated by any of the Companies, and there are to the Seller's Knowledge no hazardous materials located in, at, on or under such facility or property, or at any other location that could reasonably be expected to require investigation, removal, remedial or corrective action by any of the Companies or that would reasonably be likely, individually or in the aggregate, to result in material liabilities of, or losses, damages or costs to any of the Companies under any environmental law.

8.	Employees and Benefit Plans

8.1
No written notice has been received by any of the Companies for the termination of the employment contracts with any of the Key Employees. None of the Companies has terminated the employment contract with any such Key Employee.

8.2
Except as set forth in Schedule 8, none of the Companies maintains, or contributes to, any employee pension benefit plan or other benefit plan, program, policy or individual agreement under which any of the Companies, as per the individual plan, program, policy or agreement, would be obliged to provide for employee benefits (with the exception of expat compensations and benefits), such as insurance coverage, pension payments, severance benefits, disability benefits, deferred compensation, bonuses or other forms of incentive compensation or pre-retirement compensation, including those benefits granted directly by Sellers or affiliated companies such as stock options, stock appreciation rights or similar rights, exceeding, per each of such plans, programs, policies or agreements and as calculated as of 28 February 2017 (unless another date is specified in Schedule 8, an amount of EUR 20,000 (in words: twenty thousand Euro) p.a. or with an accrued liability as calculated under US-GAAP exceeding an amount of EUR 100,000 (in words: one hundred thousand). The aggregate unfunded amount of the accrued liability of the Companies under such plans, programs, policies and individual agreements, as calculated under US-GAAP as of 28 February 2017 taking into account the most recent biometric data and the discount rates specified in Schedule 8, does not exceed the maximum amount specified in Schedule 8.

8.3
The consummation of the Transaction will not (i) entitle any current or former director, officer, employee or consultant of the Company or any Subsidiary to severance pay, unemployment compensation or any bonus or other payment due from any of the Companies except for certain transaction bonus payments granted, not exceeding a total sum of EUR 50,000 (in words: Euro fifty thousand) which will be fully accrued in the Closing Date Accounts, or (ii) accelerate the time of payment or vesting or increase the amount of compensation due to any current or former director, officer or employee under an employee benefit plan (including pension and other post-employment benefit plans) or otherwise or (iii) could cause such employee benefit plan to be changed, terminated and/or wound up or (iv) could cause any material increase in the liabilities of any of the Companies including such additional liabilities incurred by plan assets no longer being available for the Companies.

8.4
All compensation and withholding obligations of the Companies to or in respect of their current and former employees for periods prior to the Closing Date, including, for the avoidance of doubt, all contributions to applicable pension schemes and insolvency protection schemes (e.g. PSVaG), have been fulfilled by the Companies when due.

9.	Assets and Material Agreements

9.1
To the Seller's Knowledge, except as set forth in Schedule 9 or as agreed in the Companies' ordinary course of business, each of the Companies is entitled to the full and unencumbered ownership of its assets, free and clear of any third party rights, including, without limitation, security rights, rights of lien, restraints on disposal and restrictions of owner's position. To the Seller's Knowledge, such assets are sufficient for the continuation of the business of each of the Companies after Closing in substantially the same manner as conducted before.

9.2
To the Seller's Knowledge the Companies' movable assets are in a satisfactory working order in all material respects and in line with their respective terms of use, except for normal wear and tear; the assets are suitable for their respective present use.

9.3
All agreements of the following types (together the Material Agreements) the main obligations of which have not been completely fulfilled as at the Signing Date are listed in Schedule 10. None of the Companies is or has been in material breach of any Material Agreement that gives cause for a termination of such Material Agreement or claims for damages, penalties or other compensation exceeding (the equivalent of) EUR 175,000 (in words: hundred and seventy-five thousand Euro). To the Seller's Knowledge, no such breach of any Material Agreement has been asserted in writing by the other party or parties to the relevant Material Agreement:

a.	agreements to acquire, sell, transfer or dispose of equity interests in any of the Companies;

b.	agreements on joint ventures;

c.
long-term agreements (Dauerschuldverhältnisse) with customers or suppliers which cannot be regularly terminated within 12 months as of the date hereof, providing in the agreement itself (and not by any individual orders based on the agreement), in each case, for annual payment obligations in an amount, or annual supply obligations in a volume, exceeding EUR 500,000 (in words: five hundred thousand Euro);

d.	agreements between any of the Companies and the Sellers or their other Affiliates;

e.	agreements for the lease (Miete oder Pacht) of land or and/or buildings;

f.	the agreements with the ten largest customers of the Companies (by sales for the business year ending 28 February 2017);

g.	the agreements with the ten largest suppliers of the Companies (by turnover for the business year ending 28 February 2017);

h.
agreements for the use of the name and/or trademark “HIRSCHMANN” and associated logos, in particular the Trademark License Agreement between Hirschmann Industries GmbH and Hirschmann Car Communication GmbH (dated January 22, 2007), as amended by the Agreement Supplementing the Trademark Licensing Agreement (dated March 20, 2007) regarding the licensing of the verbal trademark (Wortmarke) “HIRSCHMANN” and of the logo (Bildmarke) “h in circle”; and

i.
agreements (other than agreements falling under this clause 9.3) not fully performed at the Signing Date and providing, in each case, for annual payments exceeding EUR 1,750,000 (in words: Euro one million and seven hundred and fifty thousand) except employment agreements.

10.	Intellectual Property

10.1
The Companies own and are (or have filed to be) the registered owner or are legally entitled to use the trademarks, patents, registered designs and domains which they use in their businesses (the trademarks, patents, registered designs and domains - the IP-Rights). To the Seller's Knowledge, (i) the IP-Rights are not subject to any pending proceedings for opposition, cancellation, revocation or rectification which may materially negatively affect the operation of the business of the Companies as currently conducted nor have such proceedings been threatened in writing vis-à-vis the Companies since 1 January 2017 nor (ii) are they materially infringed by third parties. To the Seller's Knowledge, (i) all fees necessary to maintain the IP-Rights have been paid, (ii) all necessary renewal applications have been filed and (iii) all other material steps necessary for their maintenance (other than use) have been taken. To the Seller's Knowledge, none of the Companies does materially infringe any intellectual property rights of third parties. To the Seller's Knowledge (except for non-exclusive or exclusive licenses to customers solely with respect to such customers own products designed by the Companies and that are not relevant for other customers products licenses with customers entered into in the ordinary course of business), none of the IP-Rights material for the business of the Companies as currently conducted have been licensed to third parties.

11.	Customer Relationships and Quality of Products

11.1	No regular major customer of the Companies has terminated in writing the business relationship with one or several of the Companies except as set forth in Schedule 11.

11.2
To the Seller’s Knowledge, none of the Companies has produced or distributed products the quality of which could give rise to a claim of a third party against any of the Companies under the provisions of the German Product Liability Act (Produkthaftungsgesetz - ProdHG) or contractual product liability claims. None of the Companies had to recall a product produced or distributed by one of the Companies within the meaning of the German Product Liability Act (Produkthaftungsgesetz - ProdHG) during the past three years, nor is any such recall pending or, to the Seller’s Knowledge, threatened to take place. During the past three years, except for the claims listed in Schedule 19, no warranty claim above EUR 100,000 (in words: one hundred thousand) has been made against any of the Companies in written form, nor to the Seller’s Knowledge, is there a basis for such claim.

12.	Litigation

12.1
Except as set forth in Schedule 12, there is no action, suit, investigation or proceeding pending against the Companies or the Sellers, or threatened in writing against the Companies or the Sellers before any court or arbitrator or governmental body, agency or official body, which in either case, challenges or seeks to prevent, enjoin, alter or materially delay the Transaction.

12.2
Except as set forth in Schedule 12, the Companies are not party to any court or administrative proceedings, including arbitration proceedings, either as plaintiff or defendant, having a litigation value (Streitwert) in each case exceeding EUR 175,000 (in words: hundred and seventy-five thousand Euro).

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